For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF FSE: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

Pacific North West Capital Finalizes Acquisition of the River Valley Platinum Group Metals (PGM) Project, Sudbury Ontario

  PFN finalizes the acquisition of 100% of the River Valley PGM Project
  The River Valley PGM Project is one of Canada's largest primary Platinum Group Metal deposits with significant exploration upside
  NI 43-101 Compliant Resource
  Over 110,000 metres in 550 holes drilled to date
  $5 Million exploration program planned in two phases
    Including a 15,500 metre drill program
  $1 Million Phase I Program includes 3D IP and 3500 metres drilling
  April 2011 drill program to expand on targets from previous exploration campaigns

April 7, 2011, Vancouver, Canada – Pacific North West Capital Corp. ("PFN" or “the Company”) TSX: PFN; OTCQX: PAWEF; FSE: P7J) is pleased to announce that the Company has closed the purchase of the remaining 50% interest in the unincorporated joint venture (“JV”) covering the River Valley Platinum Group Metals (PGM) project from Anglo Platinum Limited (“Anglo Platinum”) through its wholly-owned subsidiary, Kaymin Resources Ltd. (“Kaymin”).

Pursuant to the terms of the agreement with Anglo and Kaymin, as announced in the Company’s news release of January 31, 2011, a total of 8,117,161 fully paid and non-assessable common shares of the Company (reflecting a 12% interest in PFN based upon the issued and outstanding common shares of PFN as of November 30, 2010 (67,643,008)) and three-year warrants to purchase up to 3,000,000 common shares of the Company at a price of Cdn$0.30 per common share have been issued to Kaymin for its 50% interest in the JV.

The transaction provides PFN with an undivided 100% interest in the River Valley PGM project in Ontario.

Harry Barr, President and CEO of PFN commented, “The shares issued to Kaymin will make Anglo Platinum a strategic investor in PFN. Anglo Platinum will have the opportunity to participate in the upside of the project through the future success of the Company and at the same time, PFN will be able seek new sources of funding to advance the River Valley PGM project.”

The River Valley PGM project was acquired in 1998 by PFN through a number of transactions. PFN discovered significant PGM occurrences on the property and entered into a joint venture agreement with Anglo Platinum in 1999.

News Release	1	April 7, 2011

"Stand alone PGM projects are rare in North America. The PFN / Anglo Platinum agreement is the second major acquisition of its kind in recent months. It was just over 6 months ago, in October 2010, when Stillwater Mining acquired the platinum assets of the Canadian mining junior Marathon PGM in a cash and shares deal that was valued at $118 million." Spiros Cacos, Manager Investor Relations.

The Company will now focus on advancing the project further through renewed exploration activities. Prior work had left several target areas where mineralization was open to depth and along the nine kilometre strike length.

Similarly, new target areas were discovered that returned anomalous values of PGM’s but due to the financial crisis of 2008, were not followed up. Induced polarization (IP) surveys were instrumental in locating and identifying mineralized zones on the property. The Company now intends to enhance the earlier work with more recent 3D technology whereby the mineralization can in principle be traced to deeper depths and contemporaneously mapped close to surface in new target areas. On March 1, 2011. the  Company provided an outline of the $5 Million exploration strategy planned in two phases which includes a 15,500 metre drill program.  Phase I commenced in April and includes 3D IP and 3500 metres of drilling to expand on targets from previous exploration campaigns.

"The timing of this agreement could not be better. We expect that the enthusiasm for global PGM exploration will escalate in the coming months. The River Valley Project has many advantages over other PGM exploration and development projects, mainly a defined resource located only sixty kilometres from the nickel-copper-PGM smelting and refining activities in Sudbury, Ontario." Anthony Kovacs, VP Exploration.

News Release	2	April 7, 2011

Qualified Person Statement

This news release has been reviewed and approved for technical content by John Londry, a qualified person under the provisions of national instrument NI 43-101.

About the River Valley PGM Project

The River Valley PGM project is located in the Dana and Pardo townships of Northern Ontario, approximately 60km east of Sudbury, Ontario. The project is road accessible in Canada’s premier Ni-Cu-PGM mining and smelting district which boasts perfect infrastructure and community support for mining activities.

The River Valley project mineral claims were optioned by PFN in 1998 following the discovery of highly anomalous PGM values in grab samples. The property was subsequently optioned by PFN to Anglo Platinum in 1999. Initial exploration was guided by geochemical and induced polarization surveys with subsequent drilling proving up significant mineralization at Dana Lake and Lismer’s Ridge. A mineral resource estimate in accordance with the guidelines set out by NI 43-101 was published in 2006. Anglo Platinum continued to fund exploration under the terms of the option and joint venture agreement and invested over $22M in the exploration of the property for a 50% stake in the joint venture. In order for Anglo Platinum to retain their interest in the Joint Venture, they were required to fund all exploration to completion of a feasibility study, but as a result of capital expenditure reductions during the global financial crises, no new funds were allocated to the project, above and beyond the minimal holding costs.

PFN and Anglo Platinum were able to come to terms whereby PFN could acquire Anglo Platinum’s 50% stake in the River Valley JV giving PFN 100% of the River Valley PGM project by offering 12% of its current outstanding shares to Anglo Platinum. This would enable PFN to seek external funding for the project while Anglo Platinum could benefit from any future success of the project through its share ownership in PFN.

There are no other encumbrances on the River Valley PGM project associated with the terms of the sale to Anglo Platinum after an 18 month early disposition period lapses. There are currently no back-in rights or off-take agreements between the two parties. The property is still subject to a 3% NSR that is payable to the underlying vendors.

About Pacific North West Capital Corp:

Pacific North West Capital Corp. is a mineral exploration company whose corporate philosophy is to be a project generator, explorer and project operator with the objective of option / joint venturing its projects through to production. The River Valley PGM project is one of North America's newest and largest primary platinum group metals (PGM) deposits. The project is located in the Sudbury region of Ontario.

On March 1, 2011, PFN announced the 2011 exploration program for its 100% owned River Valley PGM  Project located near Sudbury, Ontario. Work to date at River Valley suggest that the best potential for economic accumulations of PGM-Cu-Ni sulphide mineralization is within the Breccia Zone. This Zone includes the main mineralized breccia or Main Zone. The Main Zone occurs within about 20 m of the intrusive contact with Archean gneisses. This contact zone extends for over 9 km of prospective strike length, holds the current defined resource and is the main target of the Company’s renewed exploration efforts. Drilling and geophysical surveys are planned to commence in the spring 2011.

News Release	3	April 7, 2011

On January 24, 2011, PFN announced a new NI43-101 mineral resource estimate on the Destiny Gold Project which is situated 75 km near Val-d'Or, Québec (see news release dated January 24, 2011). The Destiny Project is under option from Alto Ventures Ltd. (“Alto”). Under the terms of the option agreement, PFN can earn a 60% interest in the property over a four-year period by completing $3.5 million in exploration expenditures, paying $200,000 and providing a total of 250,000 PFN shares to Alto.

The Company is currently completing a NI 43-101 compliant resource estimate on the Rock and Roll Polymetallic Project. The project is located in the Iskut River region of British Columbia (see press release dated October 27, 2010). The Rock and Roll project hosts volcanogenic massive sulphide mineralization, rich in precious metals, in a volcano-sedimentary host rock package. The mineralization shows similarities to the gold and silver rich mineralization of Barrick Gold's past producing Eskay Creek mine. The Company also has PGM, gold and base metal projects in Québec, Ontario, Saskatchewan and Alaska and continues to aggressively look for new acquisition of additional platinum group metals, precious metals on an international scale.

In addition, PFN is a significant shareholder of Fire River Gold Corp (FAU:TSX.V) a company that is developing the Nixon Fork Gold Mine in Alaska, which is slated for production in summer of 2011.

Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of its growing asset base in Platinum Group Metals, gold and base metals. To that end, the Company is in the process of adding key technical and financial people to our management, advisory team and our board of directors. PFN has approximately $9 million in working capital and securities.

Pacific North West Capital Corp. is a member of the International Metals Group of Companies
(www.internationalmetalsgroup.com).

On behalf of the Board of Directors

Further Information: Tel: +1.604.685.1870 Fax: +1.604.685.8045 Email: info@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

Harry Barr
President & C.E.O.

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	4	April 7, 2011